UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13D-102)

                        INFORMATION STATEMENT PURSUANT TO
                              RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*



                            MDU RESOURCES GROUP, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                    552690109
                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G


CUSIP NO. 552690109                                            PAGE 2 OF 4 PAGES
MDU RESOURCES GROUP, INC.


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     NEW YORK LIFE TRUST COMPANY                 EIN # 13-3808042

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [  ]
                                                          (b) [  ]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     NEW YORK, NEW YORK

NUMBER OF            5.       SOLE VOTING POWER                  6,066,214
SHARES
BENEFICIALLY         6.       SHARED VOTING POWER                     0
OWNED BY
EACH                 7.       SOLE DISPOSITIVE POWER             6,066,214
REPORTING
PERSON               8.       SHARED DISPOSITIVE POWER                0
WITH

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON                                            6,066,214

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES* [  ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9               11.44%

12.  TYPE OF REPORTING PERSON*

                  BK

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13G


CUSIP NO. 552690109                                            PAGE 3 OF 4 PAGES
MDU RESOURCES GROUP, INC.



Item 1(a)    Name of Issuer:  MDU RESOURCES GROUP, INC.

Item 1(b)    Address of Issuer's principal executive offices:

             SCHUCHART BUILDING
             918 EAST DIVIDE AVENUE
             BISMARCK, ND 58506-5650

Item 2(a)    Name of person filing:  NEW YORK LIFE TRUST COMPANY

Item 2(b)    Address of principal business office:

             51 MADISON AVENUE, ROOM 117A
             NEW YORK, NY  10010

Item 2(c)    Citizenship:  SEE ITEM 4 OF COVER PAGE

Item 2(d)    Title of class of securities:      SEE COVER PAGE

Item 2(e)    Cusip No.:  SEE COVER PAGE

Item 3(b)    Type of Person:  SEE ITEM 12 OF COVER PAGE

Item 4(a) Amount beneficially owned: New York Life Trust Company, in its capacity as trustee of the MDU Resources Group, Inc. Tax Deferred Compensation Savings Plan, may be deemed the beneficial owner of 6,066,214 shares of common stock of the issuer which are owned by the Plan on behalf of numerous participants.

Item 4(b)    Percentage of class:           11.44%

Item 4(c) For information regarding voting and dispositive power with respect to the above listed shares see items 5-8 of Cover Page.

Item 5       Ownership of 5 percent or less of a class:    NOT APPLICABLE

Item 6       Ownership  of more than 5 percent  on  behalf  of  another  person:
             Shares as to which this schedule is filed are owned by MDU Resources Group, Inc. Tax Deferred Compensation Savings Plan on behalf of numerous participants, which participants receive dividends and the proceeds for the sale of such shares. No such participant is known to have such an interest with respect to more than 5% of the class except as follows: NONE

                                  SCHEDULE 13G


CUSIP NO. 552690109                                            PAGE 4 OF 4 PAGES
MDU RESOURCES GROUP, INC.



Item 7 Identification and classification of members of the subsidiary which acquired the security being reported on by the parent holding company: NOT APPLICABLE

Item 8       Identification and classification of members of the group:    NOT
             APPLICABLE

Item 9       Notice of dissolution of the group: NOT APPLICABLE

Item 10      Certification:

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.




                                    SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated: February 5, 1999


                                               /S/  WILLIAM V. ZALESKI
                                               --------------------------------
                                               Name:  William V. Zaleski
                                               Title: President